UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 AboveNet, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    00374N107
                                -----------------
                                 (CUSIP Number)

                                December 31, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

CUSIP No. 00374N107                 13G
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1) NAMES OF REPORTING PERSONS                      JGD Management Corp.

   IRS IDENTIFICATION NO. OF
   ABOVE PERSONS (ENTITIES ONLY)                          EIN:  13-3633324
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
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3) SEC USE ONLY
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4) CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
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NUMBER OF      5)  SOLE VOTING POWER                          1,356,265
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6)  SHARED VOTING POWER                              -0-
OWNED BY       -----------------------------------------------------------------
EACH           7)  SOLE DISPOSITIVE POWER                     1,356,265
REPORTING      -----------------------------------------------------------------
PERSON WITH    8)  SHARED DISPOSITIVE POWER                         -0-
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                       1,356,265
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 12.9%
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12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                      CO
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                                Page 2 of 7 Pages

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Item 1(a).     Name of Issuer:                           AboveNet, Inc.
--------------------------------------------------------------------------------
Item 1(b).     Address of Issuer's Principal Executive Offices:

               360 Hamilton Avenue
               White Plains, New York  10601
--------------------------------------------------------------------------------
Item 2(a).     Name of Person Filing:

This Schedule is being filed by JGD Management Corp. ("JGD"), a Delaware corporation, with respect to:

                 (i) 93,092 Common Shares directly owned by York Capital
               Management, L.P. ("York Capital"), a Delaware limited partnership;

                 (ii) 339,798 Common Shares directly owned by York Investment
               Limited ("York Investment"), a corporation organized under the laws of the Commonwealth of The Bahamas;

                 (iii) 203,234 Common Shares (which consist of (a) 186,975
               Common Shares and (b) warrants to purchase 16,259 Common Shares) directly owned by York Select, L.P. ("York Select"), a Delaware limited partnership;

                 (iv) 221,324 Common Shares (which consist of (a) 193,203 Common
               Shares and (b) warrants to purchase 28,121 Common Shares) directly owned by York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership;

                 (v) 196,750 Common Shares (which consist of (a) 184,745 Common
               Shares and (b) warrants to purchase 12,005 Common Shares) directly owned by York Select Unit Trust ("York Select Trust"), a trust organized under the laws of the Cayman Islands;

                 (vi) 132,973 Common Shares directly owned by York Global Value
               Partners, L.P. ("York Global Value"), a Delaware limited partnership;

               (vii) 131,821 Common Shares directly owned by York Enhanced Strategies Fund, LLC ("York Enhanced Strategies"), a Delaware limited liability company; and

                 (viii) 37,273 Common Shares directly owned by certain other accounts ("Managed Accounts").


                                 Page 3 of 7 Pages

               The general partners of York Capital, York Select, York Credit Opportunities and York Global Value and the managers of York Investment, York Select Trust and York Enhanced Strategies have delegated certain management and administrative duties of such funds to JGD. In addition, JGD manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the Common Shares reported in this Schedule.
--------------------------------------------------------------------------------
Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business office address of JGD is:

               c/o York Capital Management
               767 Fifth Avenue
               17th Floor
               New York, New York 10153
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Item 2(c).     Citizenship:

               The place of organization of JGD is Delaware.
--------------------------------------------------------------------------------
Item 2(d).     Title of Class of Securities: Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
Item 2(e).     CUSIP Number:                                  00374N107
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Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
               13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the (a) Act (15 U.S.C.78o).
       (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
               U.S.C. 78c).
       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
       (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
       (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
       (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j) [ ] Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).


                                 Page 4 of 7 Pages

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Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 1,356,265

      (b) Percent of class: 12.9%

      (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote 1,356,265

          (ii) Shared power to vote or to direct the vote -0-

          (iii) Sole power to dispose or to direct the disposition of1,356,265

          (iv) Shared power to dispose or to direct the disposition of -0-

      The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of approximately 10,475,380 Common Shares, which consists of (i) approximately 10,418,995 Common Shares outstanding as of June 20, 2006, and (ii) the number of Common Shares issuable to JGD if JGD were to exercise all of its warrants to purchase Common Shares. The number of Common Shares outstanding relied upon was provided by the issuer as an estimate. As is set forth below, the issuer does not have a current Form 10-K or Form 10-Q, which would verify this information, filed with the Securities and Exchange Commission.

      JGD is filing this Statement on Form 13G based on the belief that the Common Shares of the issuer were registered pursuant to the Securities Exchange Act of 1934 by the filing of a Form 8-A on September 8, 2003 and remain so registered. In Current Reports on Form 8-K filed by the issuer on March 16, 2006 and on July 20, 2006, however, the issuer stated "the Company does not have audited financial statements for the years ended December 31, 2001, 2002, 2003, 2004 or 2005 and is not current with its quarterly or annual Exchange Act filings with the SEC. Any financial statements previously filed by the Company should not be relied upon. The Company does not believe adequate current public information exists regarding its business and financial condition to support a market in its securities. Persons who propose to invest in the Company's securities do so at their own risk."

--------------------------------------------------------------------------------
Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
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                                 Page 5 of 7 Pages

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Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value, York Enhanced Strategies or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all Common Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.
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Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.
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Item 9.        Notice of Dissolution of Group.

               Not Applicable.
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                                 Page 6 of 7 Pages

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Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2007
                                    JGD MANAGEMENT CORP.


                                    By: /s/ Adam J. Semler
                                        -------------------------
                                        Adam J. Semler
                                        Chief Financial Officer


                                 Page 7 of 7 Pages